UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Abengoa Yield plc
(Name of Issuer)
Ordinary Shares, nominal value €0.10 per share
(Title of Class of Securities)
G00349103
(CUSIP Number)
January 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa Management L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	2,692,579
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	2,692,579

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		2,692,579
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		2.7%*
(12) Type of Reporting Person (See Instructions): PN

* Based on 100,217,260 ordinary shares in issue as of September 30, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa Investment Limited Partnership I
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	2,692,579
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	2,692,579

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		2,692,579
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		2.7%*
(12) Type of Reporting Person (See Instructions): PN

* Based on 100,217,260 ordinary shares in issue as of September 30, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Palomino Fund Ltd.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		0%
(12) Type of Reporting Person (See Instructions): CO

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Thoroughbred Fund L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		0%
(12) Type of Reporting Person (See Instructions): PN

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Thoroughbred Master Ltd.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		0%
(12) Type of Reporting Person (See Instructions): CO

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa Partners Inc.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	2,692,579
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	2,692,579

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		2,692,579
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		2.7%*
(12) Type of Reporting Person (See Instructions): PN

* Based on 100,217,260 ordinary shares in issue as of September 30, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. G00349103
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
David A. Tepper
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	6,303,713
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	6,303,713

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		6,303,713
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		6.3%*
(12) Type of Reporting Person (See Instructions): IN

* Based on 100,217,260 ordinary shares in issue as of September 30, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on November 6, 2015.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and restates the prior statement on Schedule 13G (the “Schedule 13G”) filed by the Reporting Persons (as defined below) on February 12, 2016. This Amendment reports certain amounts of Ordinary Shares, nominal value €0.10 per share (the “Ordinary Shares”), of Abengoa Yield plc, a private limited company incorporated under the laws of England and Wales (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 1, 2016. As a result of an internal reorganization completed by the Reporting Persons, effective as of January 1, 2016 (the “Reorganization”), the following transactions, among others, have occurred:

●	TFLP (as defined below) has transferred all of its interests in the Ordinary Shares to AILP (as defined below) and has ceased operations;

●	Palomino (as defined below) has transferred all of its interests in the Ordinary Shares to Palomino Master Ltd., a British Virgin Islands company (“Palomino Master”);

●	TML (as defined below) has transferred all of its interests in the Ordinary Shares to Palomino Master and has ceased operations;

●	AMLP (as defined below) has ceased to be the investment adviser to AILP, though AMLP will remain the general partner of AILP; and

●	Appaloosa LP, a Delaware limited partnership (“ALP”), has become the investment adviser to AILP and Palomino Master.

As a result of the foregoing, this Amendment constitutes an exit filing for TFLP, Palomino and TML. Concurrently with the filing of this Amendment, ALP, on behalf of itself and other relevant persons (including certain of the other Reporting Persons named herein), is filing a separate statement on Schedule 13G (the “New Schedule 13G”) to report the post-Reorganization beneficial ownership of the Ordinary Shares as of January 1, 2016. Going forward, any changes to the beneficial ownership of the Ordinary Shares held by the reporting persons named in the New Schedule 13G would be reported as an amendment to the New Schedule 13G and not to this filing.

Item 1(a). Name Of Issuer:
Abengoa Yield plc
Item 1(b). Address of Issuer’s Principal Executive Offices:
Great West House, GW1, 17th Floor Great West Road Brentford TW8 9DF United Kingdom
Item 2(a). Name of Person Filing:
This statement is being filed by and on behalf of Appaloosa Management L.P. (“AMLP”), Appaloosa Investment Limited Partnership I (“AILP”), Palomino Fund Ltd. (“Palomino”), Thoroughbred Fund L.P. (“TFLP”), Thoroughbred Master Ltd. (“TML”), Appaloosa Partners Inc. (“API”) and David A. Tepper (“Mr. Tepper” and, together with AMLP, AILP, Palomino, TFLP, TML and API, the “Reporting Persons”). AMLP is the general partner of AILP and serves as investment adviser to TFLP and TML. Appaloosa LP, a Delaware limited partnership, serves as investment adviser to AILP and Palomino. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP. Mr. Tepper is the sole stockholder and president of API.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The business address of AMLP is Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139. The business address of AILP and Palomino is c/o Appaloosa LP, 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of each of TFLP, TML, API and Mr. Tepper is c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139.
Item 2(c). Citizenship:
AMLP is a Delaware limited partnership. AILP is a Delaware limited partnership. Palomino is a British Virgin Islands company. TFLP is a Delaware limited partnership. TML is a British Virgin Islands company. API is a Delaware corporation. Mr. Tepper is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Ordinary Shares, nominal value €0.10 per share
Item 2(e). CUSIP No.:
G00349103

Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K)
Item 4. Ownership.
(a)	See Item 9 of the cover pages to this Amendment.
(b)	See Item 11 of the cover pages to this Amendment.
(c)	See Items 5 through 8 of the cover pages to this Amendment.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS, INC., Its General Partner

	By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner

	By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

PALOMINO FUND LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

 [Signature Pages to Schedule 13G (Amendment No. 1)]

THOROUGHBRED FUND L.P. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA PARTNERS INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
David A. Tepper

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

 [Signature Pages to Schedule 13G (Amendment No. 1)]